UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission File Number 001-39349

DoubleDown Interactive Co., Ltd.

(Exact name of registrant as specified in its charter)

Joseph A. Sigrist, Chief Financial Officer

c/o DoubleDown Interactive, LLC

605 5th Avenue, Suite 300

Seattle, WA 98104

+1-206-408-4545

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Public Notice for Convocation of the 2022 Annual General Meeting of DoubleDown Interactive Co., Ltd.

On March 7, 2022, the Board of Directors of DoubleDown Interactive Co., Ltd. (the “Company”) approved and ratified to convene the 14th Annual General Meeting (the “AGM”) of the Company as set forth below:

1.	Date & Time: March 30, 2022, 11:00 a.m. (Korea Standard Time) / March 29, 2022, 9:00 p.m. (Eastern Time, USA)

2.

Who Can Attend: Holders of the Company’s common shares as of December 31, 2021 (the “Record Date”). Holders of American Depositary Share (“ADSs”), each representing 0.05 of a common share, may not attend in person or vote at the AGM. Instead, holders of record of ADSs as of the Record Date will need to instruct Citibank, N.A., the depositary of the ADSs, as to how to vote the common shares represented by the ADSs. Any ADS holder that wishes to attend the AGM or vote directly must cancel their ADSs in exchange for common shares and will need to make arrangements to deliver their ADSs to Citibank, N.A., as depositary of the ADSs, for cancellation with sufficient time to allow for the delivery and exchange of them for the underlying common shares before the Record Date.

3.	Venue: Meeting room, 152 Teheran-Ro, 13th floor, Gangnam-gu, Seoul.

4.	Methods of Attending: Holders of the ADSs should send Citibank N.A., the depositary of the ADSs, their voting instructions using the ADS voting card as separately instructed.

5.	Reports and Proposals to be presented and considered at the AGM:

a.	Reports: Financial Statements and Consolidated Financial Statements, Audit report, Business report, Report on the operating status of the internal accounting management system

b.	Proposals

1.	Proposal No. 1: Approval of the remuneration limit for independent directors and executive officers; and

2.

Proposal No. 2: Ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm of the Company for the fiscal years ending December 31, 2022, December 31, 2023, and December 31, 2024.

6.	Proposal Details

Proposal No. 1: To approve the continuance of the aggregate remuneration limit for independent directors and executive officers at 5 billion won for the fiscal year ending December 31, 2022.

Title	2021	2022
Independent Directors’ and Executive Officers remuneration limit	5 billion won	5 billion won

Proposal No. 2: To ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm of the Company for the fiscal years ending December 31, 2022, December 31, 2023, and December 31, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2022	DoubleDown Interactive Co., Ltd.

	By:	/s/ Joseph A. Sigrist
Name: Joseph A. Sigrist
Title: Chief Financial Officer